August 7, 2024

Gust Kepler
President and Chief Executive Officer
Blackboxstocks Inc.
5430 LBJ Freeway, Suite 1485
Dallas, Texas 75240

       Re: Blackboxstocks Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41051
Dear Gust Kepler:

        We have reviewed your filing and June 20, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
General

1. We note your active solicitation of the public to use your product to effect customer securities transactions through your platform and that you provide certain analytics,
       including your GoNoGo Trend   indicator, that appear to advise investors
on the merits of
       particular trades. Please provide a detailed analysis of why you are not required to register as a broker under the Securities Act of 1934.
2. Please provide a comprehensive legal analysis regarding whether the Company (or any of
       its subsidiaries) currently meets the definition of an    investment
company    under Section
       3(a)(1)(A) of the Investment Company Act of 1940 (the    1940 Act   ) or
met such
       definition at any point during the most recent 12 fiscal quarters. In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26
       SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.
 August 7, 2024
Page 2
3. Please provide a comprehensive legal analysis regarding whether the Company (or any of
       its subsidiaries) currently meets the definition of an    investment
company    under Section
       3(a)(1)(C) of the 1940 Act or met such definition at any point during the most recent 12 fiscal quarters. Please include in your analysis all relevant calculations under Section
       3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s).
       Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.
4. Please provide a comprehensive legal analysis regarding whether the Company (or any of
       its subsidiaries): (i) meets the definition of an    investment adviser
  under Section
       202(a)(11) of the Investment Advisers Act of 1940 (the    Advisers Act
); and (ii) is
       required to register with the Commission under the Advisers Act. If the Company (or any of its subsidiaries) takes the position that it may rely on an exemption from such registration, please provide a comprehensive legal analysis supporting the availability of such exemption.

       Please contact Melissa Walsh at 202-551-3224 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Jeffrey McPhaul, Esq.